UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 001-13337
CUSIP Number: 861898102
(Check one):
☐ Form 10-K and Form 10-KSB
☐ Form 20-F
☐ Form 11-K
☒ Form 10-Q
☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

Stoneridge, Inc.
Full Name of Registrant
Not applicable
Former Name if Applicable
39675 MacKenzie Drive, Suite 400
Address of Principal Executive Office (Street and Number)
Novi, Michigan 48377
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (the “Form 10-Q”) of Stoneridge, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense for the following reason:
On January 30, 2026, the Company completed the sale of its Control Devices business to an affiliate of Center Rock Capital Partners. In accordance with Accounting Standards Codification 205-20, Discontinued Operations, the Company is required to present the results of the Control Devices business as a discontinued operation in its condensed consolidated financial statements for the quarter ended March 31, 2026. This accounting treatment requires, among other things, the separation of Control Devices’ results from continuing operations for the current period, the retrospective recasting of all prior period comparative financial statements to present the Control Devices segment as a discontinued operation, the determination of the loss on disposition, and income taxes between continuing and discontinued operations.
The complexity of this discontinued operations accounting, combined with the need to ensure the accuracy and completeness of the retrospective recasting of prior periods, has required additional time to complete the Company’s financial close process for the quarter ended March 31, 2026. The Company has been working diligently to complete the discontinued operations presentation and expects to file the Form 10-Q on or before May 16, 2026, the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification:
Robert J. Hartman, Jr.    (248)    489-9300
(Name)    (Area Code)    (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is “No,” identify report(s).
☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Explanation of Anticipated Change in Results of Operations:
The Company anticipates that its results of operations for the quarter ended March 31, 2026 will differ significantly from the corresponding quarter ended March 31, 2025 for the following reasons:
Net Sales — Continuing Operations. Net sales from continuing operations (the Company’s Electronics and Stoneridge Brazil segments) for the quarter ended March 31, 2026 are expected to be lower than the consolidated net sales reported for the quarter ended March 31, 2025, primarily because the prior period included approximately $68.8 million of net sales attributable to the Control Devices segment, which will be reclassified to discontinued operations in the restated prior period comparative financial statements.
Discontinued Operations. The Company will present a loss on disposition of the Control Devices business of approximately $9.7 million, reflecting the difference between the net sale proceeds of $59.0 million (subject to customary post-closing adjustments) and the net carrying value of the Control Devices assets and liabilities as of the closing date of January 30, 2026.
Operating Results. On a continuing operations basis (excluding the Control Devices segment), the Company expects revenue of approximately $160.8 million and operating loss of approximately $9.0 million for the quarter ended March 31, 2026, compared to revised continuing operations revenue of $149.1 million and operating loss of $4.3 million for the quarter ended March 31, 2025. The Company expects to provide more detailed financial results when the Form 10-Q is filed.
Credit Facility. As of March 31, 2026, the Company had approximately $156.5 million of outstanding borrowings under its Fifth Amended and Restated Credit Agreement, as amended. The Company was in compliance with all financial covenants under the Credit Facility as of March 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
STONERIDGE, INC.
Date: May 11, 2026
By: /s/ Robert J. Hartman, Jr.
Robert J. Hartman, Jr.
Interim Chief Financial Officer and Treasurer (Principal Financial Officer)